CIK:0001874746 CCC:gbevqz7*
TY'ANDRE DAMALL JOHNSON

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

FROM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8 (a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant the provisions of Section 8 (a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

TY'ANDRE DAMALL JOHNSON WHFIT
205 HIBISCUS LANE
CAMBRIDGE, MD 21613

PHONE: 443-225-0832

Name and address of agent for service of process:
Ty'Andre Damall Johnson Authorized Representative UCC1-207/308
205 Hibiscus Lane
Cambridge, MD 21613

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A : YES [X] NO [ ]

During the preparation of form N-8A, notification of registration c/o TY'ANDRE DAMALL JOHNSON WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.

In the matter of public interest the attached Declarations of trust are private and should be treated with confidentiality.

This notification of registration Statement is filed pursuant to Section8 (b) of the Investment Company act of 1940 concurrently with the filing of form N-8A. Both requirements of section 8(a) and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of N-8A.

SEC 1102 (12-01)

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cambridge and State of Maryland on the 20th day of September 2021.

[SEAL]

Attest: _____

Notary Public
TITLE

Signature: _____

BY: TY'ANDRE DAMALL JOHNSON

Trustee
TITLE